California Quality Municipal Trust (VQC)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Richard F. Powers III as elected trustee by the common shareholders of the Fund 9,168,470 shares voted in his favor and 77,264 shares withheld. With regards to the election of Hugo F. Sonnenchein as elected trustee by the common shareholders of the Fund 9,177,840 voted in his favor and 67,894 shares withheld. With regards to the election of Theodore
A. Myers as elected trustee by the preferred shareholders of the Fund 2,775 voted in his favor and 17 shares withheld. The other trustees whose terms did not expire in 2001 were: David C. Arch, Howard J Kerr, Theodore A. Myers and Wayne W. Whalen.